Exhibit 99.2

PRESS RELEASE

Immatics Announces First Quarter 2023 Financial Results and Business Update

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ACTengine® IMA203 TCR-T monotherapy against PRAME showed 67% confirmed ORR in an interim clinical update on heavily pretreated 11 patients in Phase 1b dose expansion Cohort A with median duration of response not reached at a median follow-up time of 8.5 months at data cut-off

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Objective responses observed across multiple tumor types including checkpoint-refractory cutaneous melanoma, platinum-resistant ovarian cancer, uveal melanoma, head and neck cancer and synovial sarcoma

•	Cohort A IMA203 monotherapy TCR-T treatment continues to show manageable tolerability with no high-grade CRS and no ICANS

•	Next data update and projected pathway towards registration-directed trials planned for 4Q 2023

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Expansion of cell therapy manufacturing capabilities with construction of an in-house GMP manufacturing facility for registration-directed and initial commercial production of ACTengine® TCR-T products expected to be operational in 2024

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CTA for TCER® IMA402, a novel TCR Bispecific construct targeting PRAME, submitted to German regulatory authorities in April; clinical trial expected to start in 2H 2023 with first clinical data in 2024

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Bristol Myers Squibb exercised its first option and entered into a global license agreement with Immatics for the most advanced TCR-T product candidate from the companies’ ongoing collaboration to develop four TCR-based adoptive cell therapies targeting solid tumors; Immatics received an option payment of $15 million and is eligible for up to $490 million in milestone payments in addition to tiered royalties on net sales of the product

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Cash and cash equivalents as well as other financial assets not including the recent option payment by Bristol Myers Squibb amount to $358.7 million[1] (€329.8 million) as of March 31, 2023, and continued projected cash runway into 2025

[1]	All amounts translated using the exchange rate published by the European Central Bank in effect as of March 31, 2023 (1 EUR = 1.0875 USD).

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Tuebingen, Germany and Houston, TX, May 16, 2023 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today provided a business update and reported financial results for the quarter ended March 31, 2023.

Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics commented, “We commenced 2023 with significant advances in our ACTengine® IMA203 clinical trial, announcing encouraging data demonstrating that IMA203 is able to drive deep and durable responses independent of tumor type, with some responses ongoing beyond 9 months after treatment. As we continue to leverage the multi-cancer PRAME opportunity, we are pleased to have filed a CTA for IMA402, moving our second TCR Bispecifics candidate toward clinical evaluation. We look forward to providing a next update on our IMA203 TCR-T therapy candidates as well as announcing a potential fast-to-market pathway by the end of the year.”

First Quarter 2023 and Subsequent Company Progress

Adoptive Cell Therapy Programs

ACTengine® IMA203 TCR-T monotherapy (Phase 1b Cohort A):

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On May 2nd, Immatics provided an interim update covering data from 11 heavily pre-treated patients in Phase 1b dose expansion Cohort A (monotherapy). Patients were infused with IMA203 TCR-T cells at dose level (DL) 4 or DL5 with a mean total infused dose of 3.67x10[9] TCR-T cells (range 1.30-8.84x10[9] TCR-T cells).

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Treatment with IMA203 in Cohort A (monotherapy) continues to show manageable tolerability at doses of up to approximately 9 billion CD8+ TCR-T cells; no high-grade cytokine release syndrome (CRS) and no immune effector cell associated neurotoxicity syndrome (ICANS) observed in the 11 patients treated in Cohort A; no dose-dependent increase of CRS observed.

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All 11 patients experienced expected cytopenia (Grade 1-4) associated with lymphodepletion. 10 patients (91%) had a low to moderate (Grade 1-2) cytokine release syndrome (CRS), of which 5 patients (45%) had Grade 1, and 5 patients (45%) had Grade 2 CRS.

•	Objective responses were observed in last-line solid cancer patients including cutaneous melanoma, ovarian cancer, uveal melanoma, head and neck cancer and synovial sarcoma.

•	Initial objective response rate (ORR) of 64% (7/11) was observed at ~week 6 (partial responses (PR) according to RECIST 1.1).

•	Confirmed ORR of 67% (6/9) was observed at ~month 3; initial responses at week 6 were confirmed for all 6 responders with an available subsequent 3-month scan.

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•

Median duration of response[2] was not reached (min 1.3+ months, max 8.8+ months) at a median follow-up3 of 8.5 months; two confirmed partial responses (cPR) ongoing at more than 9 months after treatment as well as three additional ongoing responses at 6+ months, ~3 months and 6+ weeks.

•	Objective responses were observed independent of solid tumor type at low, medium and high PRAME expression levels above Immatics’ MS-guided RNA threshold

In addition to Cohort A (IMA203 monotherapy), ACTengine® IMA203 TCR-T is currently being evaluated in two additional ongoing Phase 1b dose expansion cohorts:

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Cohort B: IMA203 in combination with an immune checkpoint inhibitor. Cohort B is focused on generating safety data for potential further investigation of a combination approach as a front-line therapy.

•	Cohort C: IMA203CD8 TCR-T monotherapy, where IMA203 engineered T cells are co-transduced with a CD8αb co-receptor. IMA203CD8 is currently being explored in DL4a (up to 0.8x109 TCR-T cells/m2 BSA).

•	Immatics has prioritized patient treatment with IMA203 and IMA203CD8 TCR-T monotherapy in the last-line therapy setting.

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Next update on Immatics’ IMA203 Phase 1b cohorts, including the projected clinical development path for PRAME TCR-T monotherapy towards registration-directed trials and potential commercialization is planned for 4Q 2023. Immatics’ IMA203 development strategy to realize the multi-cancer opportunity PRAME is based on two pillars aimed:

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initially at a (1) fast-to-market approach in 1-2 last-line solid cancer types with high PRAME prevalence and where clinical proof-of-concept has been demonstrated, such as cutaneous melanoma (potentially bundled with uveal melanoma) and/or ovarian cancer and

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later at a (2) planned broad development with expansion to other cancer types, such as uterine cancer, lung cancer, breast cancer, head and neck cancer and other tumor types having a broad patient reach.

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Immatics is currently building a state-of-the-art facility designed to manufacture ACTengine® IMA203 TCR-T products, as well as other cell therapy candidates, for registration-directed trials and initial commercial supply. The facility is expected to be operational in 2024.

[2]

Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method.

[3]	Median follow-up is analyzed by using the reverse Kaplan-Meier method.

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Autologous TCR-T pipeline

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Bristol Myers Squibb exercised its first option and entered into a global license agreement with Immatics for the most advanced TCR-T product candidate from the 2019 multi-target strategic collaboration to develop four TCR-based adoptive cell therapies targeting solid tumors.

•	Immatics received an option payment of $15 million and is eligible for up to $490 million in milestone payments in addition to tiered royalties on net sales of the product.

TCR Bispecifics Programs

Immatics’ T cell engaging receptor (TCER®) candidates are next-generation, half-life extended TCR Bispecific molecules designed to maximize efficacy while minimizing toxicities in patients through Immatics’ proprietary format using a low-affinity T cell recruiter and a high-affinity TCR domain.

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TCER® IMA401 (MAGEA4/8) – Phase 1 trial to evaluate safety, tolerability and initial anti-tumor activity of TCER® IMA401 in patients with recurrent and/or refractory solid tumors is ongoing. IMA401 is being developed in collaboration with Bristol Myers Squibb.

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TCER® IMA402 (PRAME) – Immatics submitted a clinical trial application (CTA4) to the Paul-Ehrlich-Institute (PEI) on April 14, 2023, to initiate the Phase 1/2 trial investigating IMA402 in patients with recurrent and/or refractory solid tumors. The trial is expected to commence in 2H 2023 with a first clinical data interim report planned in 2024.

Corporate Update

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Nancy Valente, M.D., resigned from her position on Immatics’ Board of Directors effective May 12, 2023. Nancy has been appointed as Chief Development Officer at Xencor Inc.. Immatics would like to thank Nancy Valente for her valuable contributions during her time on Immatics’ Board of Directors.

First Quarter 2023 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €329.8 million ($358.7 million1) as of March 31, 2023, compared to €362.2 million ($393.9 million1) as of December 31, 2022. The decrease is mainly due to our ongoing research and development activities. The Company continues to project a cash runway into 2025.

[4]	Clinical Trial Application (CTA) is the European equivalent of an Investigational New Drug (IND) application.

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Revenue: Total revenue, consisting of revenue from collaboration agreements, was €9.8 million ($10.7 million1) for the three months ended March 31, 2023, compared to €102.9 million ($111.9 million1) for the three months ended March 31, 2022. The decrease is mainly related to the recognition of revenue for the license portion of the collaboration agreement with Bristol Myers Squibb on IMA401 during the three months ended March 31, 2022.

Research and Development Expenses: R&D expenses were €27.6 million ($30.0 million1) for the three months ended March 31, 2023, compared to €25.1 million ($27.3 million1) for the three months ended March 31, 2022. The increase mainly resulted from higher costs associated with the advancement of the clinical and pre-IND pipeline of ACTengine® and TCER® candidates.

General and Administrative Expenses: G&A expenses were €9.6 million ($10.4 million1) for the three months ended March 31, 2023, compared to €9.3 million ($10.1 million1) for the three months ended March 31, 2022.

Net Profit and Loss: Net loss was €19.7 million ($21.4 million1) for the three months ended March 31, 2023, compared to a net profit of €85.7 million ($93.2 million1) for the three months ended March 31, 2022. The decrease resulted mainly from the one-time license fee income in connection with the IMA401 collaboration with Bristol Myers Squibb during the three months ended March 31, 2022.

Upcoming Investor Conferences

•	Jefferies Global Healthcare Conference, New York, NY – June 7-9, 2023

•	Jefferies London Healthcare Conference, London, U.K. – November 14-16, 2023

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on Twitter, Instagram and LinkedIn.

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Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

Media and Investor Relations Contact

Eva Mulder or Charlotte Spitz
Trophic Communications
Phone: +49 151 7441 6179
immatics@trophic.eu

Immatics N.V.

Anja Heuer	Jordan Silverstein
Senior Director Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Profit/(Loss) of Immatics N.V.

	Three months ended March 31,
	2023	2022

	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	9,796	102,907
Research and development expenses	(27,581)	(25,144)
General and administrative expenses	(9,586)	(9,278)
Other income	941	7

Operating result	(26,430)	68,492
Change in fair value of liabilities for warrants	7,397	16,528
Other financial income	2,795	1,759
Other financial expenses	(3,509)	(1,117)

Financial result	6,683	17,170

Profit/(loss) before taxes	(19,747)	85,662
Taxes on income	—	—
Net profit/(loss)	(19,747)	85,662

Net profit/(loss) per share:
Basic	(0.26)	1.36
Diluted	(0.26)	1.35

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

	Three months ended March 31,
	2023	2022

	(Euros in thousands)
Net profit/(loss)	(19,747)	85,662
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	564	560

Total comprehensive income/(loss) for the year	(19,183)	86,222

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	March 31, 2023	December 31, 2022

	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	117,919	148,519
Other financial assets	211,894	213,686
Accounts receivables	231	1,111
Other current assets	15,011	13,838

Total current assets	345,055	377,154
Non-current assets
Property, plant and equipment	16,590	13,456
Intangible assets	1,565	1,632
Right-of-use assets	13,010	13,033
Other non-current assets	2,268	2,545

Total non-current assets	33,433	30,666

Total assets	378,488	407,820

Liabilities and shareholders’ equity
Current liabilities
Provisions	1,531	—
Accounts payables	14,321	13,056
Deferred revenue	64,770	64,957
Liabilities for warrants	9,517	16,914
Lease liabilities	2,453	2,159
Other current liabilities	7,987	9,366

Total current liabilities	100,579	106,452
Non-current liabilities
Deferred revenue	65,279	75,759
Lease liabilities	12,513	12,403
Other non-current liabilities	33	42

Total non-current liabilities	77,825	88,204
Shareholders’ equity
Share capital	767	767
Share premium	720,280	714,177
Accumulated deficit	(520,046)	(500,299)
Other reserves	(917)	(1,481)

Total shareholders’ equity	200,084	213,164

Total liabilities and shareholders’ equity	378,488	407,820

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Three months ended March 31,
	2023	2022

	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	(19,747)	85,662
Taxes on income	—	—
Profit/(loss) before tax	(19,747)	85,662
Adjustments for:
Interest income	(2,254)	(6)
Depreciation and amortization	1,811	1,636
Interest expenses	195	162
Equity settled share-based payment	6,103	5,702
Net foreign exchange differences and expected credit losses	3,143	(1,586)
Change in fair value of liabilities for warrants	(7,397)	(16,528)
Changes in:
Decrease/(increase) in accounts receivables	880	(61)
Decrease/(increase) in other assets	234	(235)
(Decrease)/increase in deferred revenue, accounts payables and other liabilities	(7,793)	32,800
Interest received	1,189	6
Interest paid	(79)	(162)
Income tax paid	—	—

Net cash (used in)/provided by operating activities	(23,715)	107,390

Cash flows from investing activities
Payments for property, plant and equipment	(4,317)	(1,156)
Payments for investments classified in Other financial assets	(67,735)	—
Proceeds from maturity of investments classified in Other financial assets	68,341	6,993
Payments for intangible assets	(8)	(2)
Proceeds from disposal of property, plant and equipment	—	1

Net cash (used in)/provided by investing activities	(3,719)	5,836

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	—	—
Transaction costs deducted from equity	—	—
Repayment of lease liabilities	(866)	(689)

Net cash (used in)/provided by financing activities	(866)	(689)

Net (decrease)/increase in cash and cash equivalents	(28,300)	112,537

Cash and cash equivalents at beginning of the year	148,519	132,994

Effects of exchange rate changes and expected credit losses on cash and cash equivalents	(2,300)	1,785

Cash and cash equivalents at end of the year	117,919	247,316

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2022	629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income	—	—	—	560	560
Net profit	—	—	85,662	—	85,662
Comprehensive income for the year	—	—	85,662	560	86,222
Equity-settled share-based compensation	—	5,702	—	—	5,702
Share options exercised	—	—	—	—	—

Balance as of March 31, 2022	629	570,894	(452,151)	(3,385)	115,987

Balance as of January 1, 2023	767	714,177	(500,299)	(1,481)	213,164
Other comprehensive income	—	—	—	564	564
Net loss	—	—	(19,747)	—	(19,747)
Comprehensive loss for the year	—	—	(19,747)	564	(19,183)
Equity-settled share-based compensation	—	6,103	—	—	6,103
Share options exercised	—	—	—	—	—
Issue of share capital – net of transaction costs	—	—	—	—	—

Balance as of March 31, 2023	767	720,280	(520,046)	(917)	200,084

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